Exhibit 99.1

AVX Corporation Announces Preliminary Fourth Quarter and Full Year Results

MYRTLE BEACH, S.C. -- (BUSINESS WIRE) -- April 23, 2009-- AVX Corporation (NYSE: AVX) AVX today reported preliminary unaudited results for the fourth quarter and full fiscal year ended March 31, 2009.

Highlights:

- Net Sales for the March 2009 quarter were $271.8 million, and $1,389.6 million for the full fiscal year ended in March
- Gross Profit margin excluding special charges maintained at 17.1% in the current quarter
- Non-GAAP net income of $18.7 million, or $0.11 per share, for the March 2009 quarter
- Cash and investments in securities of $762.5 million and no debt at March 31, 2009

For the quarter ended March 31, 2009, net sales were $271.8 million. On a U.S. GAAP basis, unaudited results (including special charges) for the quarter was a loss of $1.8 million, or $(0.01) per diluted share as a result of restructuring and other charges.

Non-GAAP net income (excluding special charges) was $18.7 million, or $0.11 per diluted share, for the quarter ended March 31, 2009. Chief Executive Officer and President, John Gilbertson, stated, "The fourth quarter continued to be challenging, however the gross profit margin held up and several restructuring and cost reduction actions are expected to improve results going forward. Encouraging signs late in the quarter indicate that consumer demand may soon rebound. The Company has worked hard to maintain a solid balance sheet and is proud of its ability to continue to pay a quarterly cash dividend."

During the current quarter, the Company incurred $10.5 million of pre-tax restructuring charges related to global actions to realign production capabilities and reduce personnel costs and a pre-tax charge of $0.5 million related to the decline in fair value of its available-for-sale securities transferred from an impaired Bank of America enhanced cash investment fund.

In addition, the Company recorded an $18.2 million pre-tax environmental charge as an estimate of our potential liability related to the performance of certain environmental remediation actions at an abandoned facility in New Bedford, Massachusetts once used by Aerovox Corporation, a predecessor of the Company. Aerovox Corporation sold this facility to another company in 1973. A subsequent unrelated owner, Aerovox Inc., the last manufacturer to own and operate in the facility, filed for bankruptcy in 2001 and abandoned the facility without cleaning it up. We are still discussing this matter with the EPA, the Commonwealth of Massachusetts and the City of New Bedford. AVX never actually operated in the facility.

For the full fiscal year ended March 31, 2009, net sales were $1,389.6 million. On a U.S. GAAP basis, unaudited net income (including special charges and gains) was $80.8 million, or $0.47 per diluted share.

Non-GAAP net income (excluding special charges and gains) was $108.2 million, or $0.63 per diluted share, for the full fiscal year. The Company incurred pre-tax restructuring charges of $18.6 million related to global restructuring actions and a pre-tax charge of $4.2 million related to the decline in fair value of its available-for-sale securities. In addition, the Company recorded an $18.2 million pre-tax environmental charge as discussed above. Special charges and gains also reflect a pre-tax gain of $4.0 million related to the sale of corporate assets during the twelve months ended March 31, 2009.

GAAP to Non-GAAP Reconciliation (unaudited) (in thousands, except per share data)	Three Months Ended March 31,		Twelve Months Ended March 31,	
	2008	2009	2008	2009
Including special charges and gains (GAAP)				
Net Sales	$ 405,869	$ 271,827	$ 1,619,275	$ 1,389,613
Net income (loss)	$ 35,854	$ (1,814)	$ 149,473	$ 80,846
Diluted income (loss) per share	$ 0.21	$ (0.01)	$ 0.87	$ 0.47
Excluding special charges and gains (Non-GAAP)				
Special charges (after-tax)				
Restructuring	$ -	$ 8,749	$ 1,695	$ 15,460
Environmental	$ -	$ 11,375	$ -	$ 11,375
IPR&D	$ -	$ -	$ 390	$ -
Other operating income	$ -	$ -	$ -	$ (2,532)
Available-for-Sale securities impairment	$ -	$ 390	$ 686	$ 3,078
Net income	$ 35,854	$ 18,700	$ 152,244	$ 108,227
Diluted income per share	$ 0.21	$ 0.11	$ 0.88	$ 0.63

See discussion of GAAP/Non-GAAP presentation below.

Chief Financial Officer, Kurt Cummings, stated, "By moving quickly to address market conditions, we are using AVX's broad product offering and financial resources to enhance our manufacturing and sales organizations. The Company's financial position remains exceptionally strong with cash and cash equivalents and short and long-term investments in securities of $762.5 million and no debt at March 31, 2009. During the quarter, the Company paid $6.8 million of dividends to stockholders and spent $1.9 million to repurchase shares of AVX stock on the open market which are held as treasury stock."

In order to better understand the Company's short-term and long-term financial trends, investors may find it helpful to consider results excluding special charges and gains related to other operating income from a gain on the sale of corporate assets, the estimated write off of in-process research and development in connection with the acquisition of American Technical Ceramics in September 2007, operations' restructuring charges, an environmental charge and the write down of certain available-for-sale securities due to an other-than-temporary impairment. The resulting non-GAAP financial measure provides additional information to investors regarding the underlying business trends and performance of the Company's ongoing operations and may be of assistance for period-over-period comparisons of such operations. Management considers the exclusion of such charges as part of its evaluation of the operating performance of the Company. Investors should consider the non-GAAP measure as a supplement to, and not as a substitute for, financial performance measures prepared in accordance with GAAP. In addition, the non-GAAP financial measure may not be similar to non-GAAP information presented by other companies. Detail of the Company's non-GAAP measure is provided in the table above.

AVX, headquartered in Myrtle Beach, South Carolina, is a leading manufacturer and supplier of a broad line of passive electronic components and related products.

Please visit our website at www.avx.com.

AVX CORPORATION
Consolidated Condensed Statements of Income
(unaudited)
(in thousands, except per share data)

		Three Months Ended March 31,			Twelve Months Ended March 31,	
		2008	2009		2008	2009
Net sales	$	405,869	$ 271,827	$	1,619,275	$ 1,389,613
Cost of sales		334,826	225,382		1,328,491	1,158,196
Restructuring charges		-	8,757		2,421	15,123
Gross profit		71,043	37,688		288,363	216,294
Selling, general & admin. expense		33,360	26,169		126,848	121,897
Environmental charge		-	18,200		-	18,200
Restructuring charges		-	1,784		-	3,504
Other operating (income)/expense		-	-		390	(4,051)
Profit (loss) from operations		37,683	(8,465)		161,125	76,744
Other income		9,528	2,838		42,240	20,395
Income (loss) before income taxes		47,211	(5,627)		203,365	97,139
Provision (benefit) for taxes		11,357	(3,813)		53,892	16,293
Net income (loss)	$	35,854	$ (1,814)	$	149,473	$ 80,846
Basic income (loss) per share	$	0.21	$ (0.01)	$	0.87	$ 0.47
Diluted income (loss) per share	$	0.21	$ (0.01)	$	0.87	$ 0.47
Weighted average common shares outstanding:						
Basic		171,111	170,403		171,487	170,616
Diluted		171,422	170,403		172,065	170,689

Results for the quarter ended March 31, 2009 include restructuring charges of $10,541, an environmental charge of $18,200 related to the anticipated performance of certain environmental remediation actions at an abandoned building once used by a predecessor of the Company in New Bedford, Massachusetts and an impairment charge of $534 in other income related to the decline in value of available-for-sale securities.

Results for the fiscal year ended March 31, 2009 include restructuring charges of $18,627, an environmental charge of $18,200 related to the anticipated performance of certain environmental remediation actions at an abandoned building once used by a predecessor of the Company in New Bedford, Massachusetts and impairment charges of $4,216 in other income related to the decline in value of available-for-sale securities. In addition, results for the fiscal year ended March 31, 2009 reflect a gain on the sale of corporate assets of $4,051 included in other operating income.

Results for the twelve months ended March 31, 2008 include restructuring charges of $2,421, a $390 charge for the write-off of in process research and development related to the acquisition of American Technical Ceramics on September 26, 2007 and a charge of $980 in other income related to the pro rata distribution of the underlying securities that were previously held in a money market account with Bank of America.

AVX CORPORATION
Consolidated Condensed Balance Sheets
(unaudited)
(in thousands)

	March 31, 2008	March 31, 2009
Assets		
Cash and cash equivalents	$ 568,864	$ 522,709
Short-term investments in securities	50,000	-
Available-for-sale securities	44,790	24,014
Accounts receivable, net	203,762	143,715
Inventories	421,216	365,003
Other current assets	88,573	77,849
Total current assets	1,377,205	1,133,290
Long-term investments in securities	108,999	199,192
Long-term available-for-sale securities	42,666	16,565
Property, plant and equipment, net	316,572	263,387
Goodwill and other intangibles	254,059	252,851
Other assets	9,577	10,752
TOTAL ASSETS	$ 2,109,078	$ 1,876,037
Liabilities and Stockholders' Equity		
Accounts payable	$ 137,152	$ 63,975
Income taxes payable and accrued expenses	83,364	85,436
Total current liabilities	220,516	149,411
Other liabilities	59,211	51,231
TOTAL LIABILITIES	279,727	200,642
TOTAL STOCKHOLDERS' EQUITY	1,829,351	1,675,395
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,109,078	$ 1,876,037

Contact:
AVX Corporation, Myrtle Beach
Kurt Cummings
843-946-0691
finance@avxus.com